Exhibit A

Ceragon Networks Wins Further Orders from Tele2 Russia

Ceragon solutions chosen for ability to seamlessly migrate from
2/2.5G to 4G/LTE

Paramus NJ, February 13, 2012 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today announced it has received orders for additional high-capacity microwave systems and services from Tele2 Russia, one of Europe’s leading telecommunications companies. Tele2 is Russia’s fourth largest mobile operator with over 20 million subscribers. Ceragon is providing high-capacity wireless backhaul to Tele2 in 15 of the 37 regions in Russia covered by the operator.

Since 2010, Tele2 Russia has been deploying new cellular networks throughout Russia. The additional systems from Ceragon will enable Tele2 Russia to serve more subscribers in a wider geographical area, adding more capacity to the regional networks. Ceragon’s systems will continue to backhaul voice and data traffic for mobile telephony and broadband Internet access applications throughout the regions.

Tele2 Russia chose Ceragon’s wireless backhaul solutions to provide highly reliable mobile and data services to subscribers at affordable prices. Tele2 Russia also chose Ceragon because they wanted an immediately deployable solution for their 2G and 2.5G networks, which could seamlessly transition to a 3G and 4G/LTE network at a later date. Ceragon’s solutions, which combine TDM and Ethernet technology, offered a cost-effective and risk-free migration path from legacy systems to an all-IP network.

“Ceragon’s solutions and expertise made it possible for us to get our networks up and running rapidly, enabling us to provide our subscribers with reliable, cost-effective service,” said Ritvars Krievs, CTO of Tele2 Russia.  “As a result, we were able to monetize the services we offer to customers very quickly, and achieve a positive return on our investments.”

“Ceragon’s high-capacity wireless backhaul solutions were the right choice for Tele2’s requirements,” said Ira Palti, President and CEO of Ceragon. “The systems enabled Tele2 to add capacity to their networks and provide cost-effective, premium services to new subscribers very quickly. Since Ceragon’s solutions can operate in both legacy and 4G networks, Tele2’s investments are protected well into the future.”

Ceragon’s wireless backhaul solutions are currently being deployed in Tele2 Russia’s regional networks.

About Tele2
Tele2 is one of Europe’s leading alternative telecom operators. Today, Tele2 serves about 34 million subscribers in 11 countries, offering mobile and fixed telephony, broadband Internet access and cable TV services. Tele2 always strives to offer high quality services at the lowest prices.

The company has been operating in Russia since 2003 and currently serves more than 20 million subscribers in 37 regions of the country. Tele2 Russia’s product portfolio includes offers for both individuals and small and medium-sized businesses. Tele2 Russia guarantees its individual and corporate customers low prices and high quality of its services, ease of sign-up and use and European-level service.

Please refer to corporate websites and social networks for more information about Tele2:

Tele2 AB – www.Tele2.com Tele2 Russia – www.Tele2.ru	Facebook: http://www.facebook.com/Tele2Russia Twitter: http://twitter.com/Tele2Russia VKontakte: http://vkontakte.ru/Tele2

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 one wireless backhaul specialist.  Ceragon’s high capacity wireless backhaul solutions enable cellular operators and other wireless service providers to deliver 2G/3G and LTE/4G voice and data services that enable smart-phone applications such as Internet browsing, music and video. With unmatched technology and cost innovation, Ceragon’s advanced point-to-point microwave systems allow wireless service providers to evolve their networks from circuit-switched and hybrid concepts to all IP networks. Ceragon solutions are designed to support all wireless access technologies, delivering more capacity over longer distances under any given deployment scenario. Ceragon’s solutions are deployed by more than 230 service providers of all sizes, and hundreds of private networks in more than 130 countries. Visit Ceragon at www.ceragon.com.

Ceragon Networks® is a registered trademark of Ceragon Networks Ltd. in the United States and other countries.   Other names mentioned are owned by their respective holders.

Company & Investor Contact:	Media Contact:	Media Contact:
Yoel Knoll	Abigail Levy-Gurwitz	Karen Quatromoni
Ceragon Networks Ltd.	Ceragon Networks Ltd.	Rainier Communications
Tel: +1-(201)-853-0228	Tel: +1-(201)-853-0271	Tel. +1-(508)-475-0025 x150
yoelk@ceragon.com	abigaill@ceragon.com	kquatromoni@rainierco.com

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This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. Some of the factors that could significantly impact the forward-looking statements in this press release include the risk that Nera and Ceragon’s businesses will not be integrated successfully; the risk that any synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the Nera transaction making it more difficult to maintain relationships with customers, employees or suppliers, the risk that Nera business may not perform as expected, and other risks and uncertainties, which are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Ceragon’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov  or may be obtained on Ceragon’s website at www.ceragon.com .